

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Scott Areglado
SVP and Chief Financial Officer
Brainsway Ltd.
19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

> **Re: Brainsway Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 19, 2021**
> **File No. 001-35165**

Dear Mr. Areglado:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting , page 128

1. Here you state that this annual report does not include a report of management's assessment regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. However, we note that you have been required to file and have filed an annual report on Form 20-F for the year ended December 31, 2019 pursuant to section 13(a) or 15(d) of the Exchange Act. Please tell us how you have considered Instruction 1 to Item 15 on Form 20-F or Instruction 1 to Item 308 of Regulation S-K in determining that you were not required to provide management's report on internal control over financial reporting in your Form 20-F for the year ended December 31, 2020.

Consolidated Financial Statements
Note 15. Taxes on Income, page F-35

2.   You state here that you reported a current tax expense in respect of income of Brainsway USA Inc. Considering your expected future revenues and income in the U.S., please consider providing additional disclosures in future filings, for example, major components of tax expenses (income), rate reconciliations, and components of your deferred tax assets and liabilities, in accordance with the IAS 12.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences